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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                            Kathleen M. Burke, Esq.
                The Society of the New York Hospital Fund, Inc.
                              525 East 68th Street
                            New York, New York 10021
                                (212) 746-4075
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                December 2, 1994
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  Note: Six copies of this statement, including all
             exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
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CUSIP No. 69-111-10-9                    13D                  Page 2 of 10 Pages



     1     NAME OF PERSON
           THE SOCIETY OF THE NEW YORK HOSPITAL FUND, INC.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*              (a)  [ ]

                                                                        (b)  [X]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
             NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW YORK

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,548,685
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        25,000

                               10     SHARED DISPOSITIVE POWER
                                        -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,548,685

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             69.2%

    14     TYPE OF PERSON REPORTING*
             00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Schedule 13D is filed by The Society of the New York
Hospital Fund, Inc. (the "Filing Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this
Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       The Society of the New York Hospital Fund, Inc.

                 b. Business address: 525 East 68th Street, New York, New York 10021

                 c. The Filing Person is a non-profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither the Filing Person nor any of its executive officers and directors (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       New York

George F. Baker is president and a member of the Board of Directors of the Filing Person. Mr. Baker is a partner and his principal business address is Baker, Nye Investments L.P., 767 Fifth Avenue, Suite 2800, New York, New York 10153.

Frank A. Benmack, Jr. is a member of the Board of Directors of the Filing Person. Mr. Benmack is a president and his principal business address is The Hearst Corporation, 959 Eighth Avenue, Room 241, New York, New York 10019.

Kathleen M. Burke is secretary of the Filing Person. Ms. Burke is secretary and counsel of The New York Hospital, 525 East 68th Street, New York, New York 10021.

Joseph A. Califano, Jr. is a member of the Board of Directors of the Filing Person. Mr. Califano's principal occupation is chairman and president of The Center on Addiction & Substance Abuse at Columbia University and his principal business address is 152 West 57th Street, 12th Floor, New York, New York 10019.





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Mrs. B. Gerald Cantor is a member of the Board of Directors of the Filing
Person. Mrs. Cantor's principal occupation is Vice Chairman, Cantor, Fitzgerald, Inc. and her principal business address is 480 Park Avenue, New York, New York 10022.

Michel David-Weill is a member of the Board of Directors of the Filing Person. Mr. David-Weill is a Senior Partner and his principal business address is Lazard Freres & Company, 1 Rockefeller Plaza, New York, New York 10020.

Mrs. Vincent de Roulet is a member of the Board of Directors of the Filing Person. Mrs. de Roulet's principal occupation is as a volunteer and her principal business address is 1 East 66th Street, New York, New York 10021.

Walter G. Dummington, Jr. is a member of the Board of Directors of the Filing Person. Mr. Dummington is retired and his principal business address is 666 Third Avenue, 27th Floor, New York, New York 10017.

Eleanor T. Elliott is a member of the Board of Directors of the Filing Person. Ms. Elliott's principal occupation is as a volunteer and her address is 1035 Fifth Avenue, New York, New York 10028-0135.

Charlotte Ford is a member of the Board of Directors of the Filing Person. Ms. Ford's principal occupation is as a volunteer and her address is 25 Sutton Place North, New York, New York 10022.

Edward Ward Franklin is a member of the Board of Directors of the Filing Person. Mr. Franklin is retired and his principal business address is 1185 Park Avenue, #16-G, New York, New York 10028.

Frederick W. Gluck is a member of the Board of Directors of the Filing Person. Mr. Gluck's principal occupation is director of McKinsey & Company, Inc. and his principal business address is 55 East 52nd Street, 21st Floor, New York, New York 10022.

Maurice R. Greenberg is a member of the Board of Directors of the Filing Person. Mr. Greenberg's principal occupation is chairman of American International Group, Inc. and his principal business address is 70 Pine Street, 18th Floor, New York, New York 10270.

Marife Herandez is a member of the Board of Directors of the Filing Person, whose principal occupation is consultant and address is The Surrey Hotel, 20 East 76th Street, New York, New York 10021.

Winfield P. Jones is a member of the Board of Directors of the Filing Person. Mr. Jones is an attorney and his principal business address is Jones Hirsch Connors & Bull, 101 East 52nd Street, 23rd Floor, New York, New York 10022.

Peter S. Kalikow is a member of the Board of Directors of the Filing Person. Mr. Kalikow's principal occupation is president and his principal business address is H.J. Kalikow Co., Inc., 101 Park Avenue, 25th Floor, New York, New York 10178.

David H. Koch is a member of the Board of Directors of the Filing Person. Mr. Koch is an executive vice president of Koch Industries, Inc., 161 East 42nd Street, 31st Floor, New York, New York 10017.





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Charles A. Koppelman is a member of the Board of Directors of the Filing
Person. Mr. Koppelman's principal occupation is chairman and his principal business address is EMI Records Group, N.A., 1290 Avenue of the Americas, 42nd Floor, New York, New York 10104.

Terry Allen Kramer is a member of the Board of Directors of the Filing Person. Ms. Kramer's principal occupation is partner and her principal business address is Allen & Company, 711 Fifth Avenue, 9th Floor, New York, New York 10022.

John Lavan is vice president and treasurer of the Filing Person. Mr. Lavan is senior vice president-finance of The New York Hospital, 525 East 68th Street, New York, New York 10021.

Arthur J. Mahon is a member of the Board of Directors of the Filing Person. Mr. Mahon is an attorney and his principal business address is Donovan Leisure Newton & Irvine, 30 Rockefeller Plaza, 40th Floor, New York, New York 10112.

Ellen R. Marran is a member of the Board of Directors of the Filing Person.
Ms. Marran's principal occupation is president of The Seagram Beverage Group and her principal business address is 375 Park Avenue, 6th Floor, New York, New York 10152-0192.

John F. McGillicuddy is a member of the Board of Directors of the Filing Person. Mr. McGillicuddy is a retired chairman of Chemical Banking Corporation and his address is Hilltop Place, Rye, New York 10580.

John E. Nerow is a member of the Board of Directors of the Filing Person. Mr. Nerow is an attorney and his principal business address is Sullivan & Cromwell, 125 Broad Street, 30th Floor, New York, New York 10004.

Mrs. Milton Petris is a member of the Board of Directors of the Filing Person. Mrs. Petris' principal occupation is volunteer and her address is 834 Fifth Avenue, #10-B, New York, New York 10021.

Ogden Mills Phipps is a member of the Board of Directors of the Filing Person. Mr. Phipps' principal occupation is chairman and his principal business address is Bessemer Trust Company, N.A., 630 Fifth Avenue, 39th Floor, New York, New York 10111.

William R. Rhodes is a member of the Board of Directors of the Filing Person. Mr. Rhodes is vice chairman of Citibank, N.A. and his principal business address is 399 Park Avenue, 2nd Floor, Zone 1, New York, New York 10043.

William R. Simon is a member of the Board of Directors of the Filing Person. Mr. Simon is chairman of William E. Simon & Sons Inc., 310 South Street, Morristown, New Jersey 07961.

David B. Skinner is president and a member of the Board of Directors of the Filing Person. Dr. Skinner is a physician and his principal business address is The New York Hospital, 525 East 68th Street, New York, New York 10021.

Ronald P. Stanton is a member of the Board of Directors of the Filing Person. Mr. Stanton is chairman of Transammonia, Inc. and his principal business address is 350 Park Avenue, 4th Floor, New York, New York 10022.

Brenda Neubauer Straus is a member of the Board of Directors of the Filing Person. Ms. Straus is a broker and her principal business address is Sotheby's International Realty, 980 Madison Avenue, 2nd Floor, New York, New York 10021.





                                       5
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Paul E. Taylor, Jr. is Chairman and a member of the Board of Directors of the Filing Person. Mr. Taylor's principal occupation is chairman and his principal business address is The Taylor Simpson Group, One Rockefeller Plaza, New York, New York 10020.

Keith C. Thompson is vice president and general counsel of the Filing Person. Mr. Thompson is senior vice president and general counsel of The New York Hospital, 525 East 68th Street, New York, New York 10021.

David W. Wallace is a vice president and member of the Board of Directors of the Filing Person. Mr. Wallace's principal occupation is chairman and his principal business address is Two Greenwich Plaza, Suite 100, Greenwich, Connecticut 06830.

Sanford I. Weill is a member of the Board of Directors of the Filing Person. Mr. Weill is chairman and chief executive officer of The Travelers, Inc. and his principal business address is 65 East 55th Street, 36th Floor, New York, New York 10022.

Mr. John L. Weinberg is a member of the Board of Directors of the Filing Person. Mr. Weinberg's principal occupation is senior chairman and his principal business address is Goldman Sachs & Co., 85 Broad Street, 22nd Floor, New York, New York 10004.

Robert C. Wright is a member of the Board of Directors of the Filing Person. Mr. Wright is president and chief executive officer of National Broadcasting Company, Inc. and his principal business address is 30 Rockefeller Plaza, 52nd Floor, New York, New York 10112.

George A. Vecchione is a vice president of the Filing Person. Mr. Vecchione is an executive vice president and director of The New York Hospital, 525 East 68th Street, New York, New York 10021.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 25,000 shares of the Common Stock, representing approximately .4% of the outstanding Common Stock, based on the 6,577,556 shares of Common Stock outstanding on September 30, 1994 as reported by the Company's Form 10-Q for the quarterly period ended September 30, 1994.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,548,685 shares of the Common Stock held by the parties to such agreement, which number is based on the





                                       6
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number of shares reported to be covered by the Stockholders' Agreement as of
March 18, 1994 in the Proxy Statement of the Company minus an estimate of shares disposed of by the parties thereto since such date.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of December 5, 1994 by and between the Filing Person and the Company.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1994.             The Society of the New York
                                       Hospital Fund, Inc.


                                       By: /s/ Kathleen M. Burke
                                           -------------------------
                                       Name:   Kathleen M. Burke
                                       Title:  Secretary

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


In consideration of the transfer to The Society of the New York Hospital Fund, Inc. (the "Transferee") of 25,000 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                       The Society of the New York
                                       Hospital Fund, Inc.
                                       (Name of Transferee)


                                       By: /s/ Kathleen M. Burke
                                           -------------------------------------

Executed as of the 5th day of December, 1994.

                                       Outlet Communications, Inc.


                                       By:
                                           -------------------------------------





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